Exhibit  23.1

CONSENT OF INDEPENDENT AUDITOR

We consent to the inclusion in this Registration Statement on Form F-1, as amended, of Lytus Technologies Holdings Ptv. Ltd. (the “Company”) to be filed on or about October 31, 2023, of our report dated September 27, 2022, with respect to our audit of the Company’s consolidated financial statements, as of March 31, 2022 and 2021 and for each of the years then ended. Our report includes explanatory paragraphs about the existence of substantial doubt about the Company’s ability to continue as a going concern.

We also consent to the reference to our Firm under the caption “Experts” in such Registration Statement.

/s/ Kreit & Chiu CPA LLP

Kreit & Chiu CPA LLP (formerly Paris, Kreit & Chiu CPA LLP)

New York, NY

October 31, 2023